UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: March 14, 2022

(Date of earliest event reported)

RED OAK CAPITAL FUND II, LLC
(Exact name of issuer as specified in its charter)

Delaware	82-3269349
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

625 Kenmoor Avenue SE, Suite 200

Grand Rapids, Michigan 49546

(Full mailing address of principal executive offices)

(616) 734-6099

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Senior Secured Bonds

ITEM 7. DEPARTURE OF CERTAIN OFFICERS

The information about Jason Anderson’s and Joseph Elias’s resignations set forth under Item 9 of this Current Report on Form 1-U is hereby incorporated by reference into this Item 7.

ITEM 9. OTHER EVENTS

On March 14, 2022, Red Oak Holdings Management, LLC (“ROHM”), who is the Manager of Red Oak Capital Holdings, LLC (“ROCH”), who is the sole member and Manager of Red Oak Capital GP, LLC (“ROCG”), who is the sole member and Manager of Red Oak Capital Fund II, LLC (the “Company”), announced the following resignations:

i.	Jason Anderson and Joseph Elias resigned from their positions as Managers and members of the Board of Managers of ROHM, effective March 14, 2022;

ii.

Jason Anderson resigned from any and all officer positions, including without limitation Chief Financial Officer, that he holds with ROHM, ROCH, ROCG or any other entities affiliated with ROCH, effective immediately upon the termination of that certain Transition Services Agreement, dated as of March 14, 2022, by and among Mr. Anderson, ROHM, ROCH, and Red Oak Capital Participation Fund GP, LLC; and

iii.

Joseph Elias resigned from any and all officer positions, including without limitation Chief Operating Officer, that he holds with ROHM, ROCH, ROCG or any other entities affiliated with ROCH, effective immediately upon the termination of that certain Transition Services Agreement, dated as of March 14, 2022, by and among Mr. Elias, ROHM, ROCH, and Red Oak Capital Participation Fund GP, LLC; and

The Board of Managers of ROHM is currently comprised of the following three individuals: Gary Bechtel, Kevin Kennedy, and Raymond Davis.

2

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Red Oak Capital Fund II, LLC, a Delaware limited liability company

By:	Red Oak Capital Holdings, LLC, its Sole Member and Manager

	By:	/s/ Gary Betchel
	Name:	Gary Betchel
	Its:	Chief Executive Officer

Date: March 16, 2022

3